FRANKLIN TEMPLETON
INVESTMENTS

One Franklin Parkway
San Mateo, CA 94403-1906
tel 650/312.2000
franklintempleton.com

40-33

811-00537
Branch 18

VIA FIRST CLASS MAIL

SEC MAIL PROCESSING SECTION
RECEIVED
NOV - 1 2010
WASH, D.C.
189

October 25, 2010

Filing Desk
U.S. Securities & Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549

Re: Bradley C. Smith, derivatively on behalf of Franklin Custodian Funds v. Franklin/Templeton Distributors, Inc., Harris J. Ashton, Robert F. Carlson, Sam Ginn, Edith E. Holiday, Frank W.T. Lahaye, Frank A. Olson, Larry D. Thompson, John B. Wilson, Charles B. Johnson, and Rupert H. Johnson

Dear Sir or Madame:

Pursuant to Section 33(a) of the Investment Company, we are enclosing for filing a copy of the court's order dismissing the above-referenced derivative action. Please acknowledge receipt of this filing by date-stamping the enclosed copy of this letter and returning it in the envelope provided.

Please contact me with any questions at (650) 312-4843.

Sincerely,

Aliya S. Gordon
Senior Associate General Counsel
Franklin Templeton Investments

Encls.

10000838

UNITED STATES DISTRICT COURT

NORTHERN DISTRICT OF CALIFORNIA

BRADLEY C. SMITH,

Plaintiff,

v.

FRANKLIN/TEMPLETON DISTRIBUTORS, INC., et al.,

Defendants.

____________________________________/

No. C 09-4775 PJH

ORDER GRANTING MOTION TO DISMISS

Before the court is defendants' motion to dismiss the first amended complaint ("FAC") in the above-entitled action, for failure to state a claim. Having read the parties' papers and carefully considered their arguments and the relevant legal authority, and good cause appearing, the court hereby GRANTS the motion as follows.

This is a shareholder derivative suit, brought by plaintiff Bradley C. Smith, derivatively on behalf of nominal defendant Franklin Custodian Funds, a Delaware Statutory Trust ("the Trust"). Defendants are Franklin/Templeton Distributors, Inc. ("FTD") and ten members of the board of trustees of the Trust. Plaintiff filed the present action on October 6, 2009, alleging four causes of action – violation of § 47(b) of the Investment Company Act ("ICA"), 15 U.S.C. § 80a-46(b), against FTD; breach of contract, against FTD; breach of fiduciary duty against the trustee defendants; and waste of trust assets, against the trustee defendants.

The background of the case is as set forth in the June 8, 2010 order granting the defendants' motion to dismiss the original complaint. In that order, the court found that there was no private right of action under the sole federal claim – the claim under § 47(b) –

except to the extent that it provides a remedy for a violation of "any provision of [the ICA] or of any rule, regulation, or order thereunder."[1] The court directed plaintiff that in order to state a claim under § 47(b), he must plead facts sufficient to show such a violation.

ICA § 47(b) provides, in relevant part:

> (1) A contract that is made, or whose performance involves, a violation of this subchapter, or of any rule, regulation, or order thereunder, is unenforceable by either party . . . unless a court finds that under the circumstances enforcement would produce a more equitable result than nonenforcement and would not be inconsistent with the purposes of this subchapter.
>
> (2) To the extent that a contract described in paragraph (1) has been performed, a court may not deny rescission at the instance of any party unless such court finds that the denial of rescission would produce a more equitable result than its grant . . . .

15 U.S.C. § 80a-46(b)(1), (2). The reference to "subchapter" throughout the statute is a reference to the ICA (15 U.S.C. §§ 80a-1 to 80a-64).

In the first cause of action in the FAC, plaintiff asserts a claim for "contract voiding" pursuant to ICA § 47(b). Plaintiff alleges that "due to the violation of core provisions of the ICA, Section 36(a) and Rule 38a-1, described herein, that require proper and lawful use of Trust assets, the Trust seeks to have its own contractual obligations deemed to be void by reason of Section 47(b), in an action maintained upon Section 47(b)." Plaintiff asserts that

---

[1] Plaintiff argues at some length that there is an implied independent private right of action under ICA § 47(b), based on the Supreme Court's 1979 ruling in Transamerica Mortgage Advisors, Inc. v. Lewis ("TAMA"), 444 U.S. 11, 18 (1979), which construed § 215 of the Investment Advisers Act ("IAA"), 15 U.S.C. § 80b-15, to permit an action for rescission and restitution when a contract is contrary to a statue or regulation, while at the same time finding no implied right of action for damages under the predicate statute alleged to have been violated. This court previously considered this argument in connection with the motion to dismiss the original complaint, but concluded that the ruling regarding IAA § 215 has no applicability to the present case, in view of the fact that the statutory scheme at issue here is the ICA, and not the IAA, and the fact that no federal appellate court has ruled that there is a private right of action under ICA § 47(b) based on the reasoning in TAMA. Accordingly, the court did not find it necessary to address this question in the June 8, 2010 order.

Moreover, in August 2010, the Ninth Circuit considered whether there is a private right of action under ICA § 13(a), and found that apart from the limited provisions of the ICA that expressly provide for a private right of action, there is no evidence in the ICA's statutory scheme that Congress intended to allow private enforcement of the ICA. See Northstar Fin. Advisors, Inc. v. Schwab Investments, 615 F.3d 1106, 1115-18 (9th Cir. 2010). The Ninth Circuit also noted that following the Supreme Court's 2001 decision in Alexander v. Sandoval, 532 U.S. 275 (2001), "the modern trend has been for federal courts to deny the existence of implied private rights of action under the ICA." Northstar, 615 F.3d at 1122.

the Trust "seeks a declaration that the contractual obligation to make payments of Trust assets in the form of asset-based compensation to broker-dealers holding Trust shares in brokerage account [sic] violates the Trustees' duties under Section 36(a) of the ICA and Rule 38a-1 to avoid improper use of Trust assets." FAC ¶ 101.

Defendants argue that the § 47(b) claim must be dismissed for failure to state a claim. A motion to dismiss under Rule 12(b)(6) tests for the legal sufficiency of the claims alleged in the complaint. Ileto v. Glock, Inc., 349 F.3d 1191, 1199-1200 (9th Cir. 2003). Review is limited to the contents of the complaint. Allarcom Pay Television, Ltd. v. Gen. Instrument Corp., 69 F.3d 381, 385 (9th Cir. 1995). To survive a motion to dismiss for failure to state a claim, a complaint generally must satisfy only the minimal notice pleading requirements of Federal Rule of Civil Procedure 8. Rule 8(a)(2) requires only that the complaint include a "short and plain statement of the claim showing that the pleader is entitled to relief." Fed. R. Civ. P. 8(a)(2). Specific facts are unnecessary – the statement need only give the defendant "fair notice of the claim and the grounds upon which it rests." Erickson v. Pardus, 551 U.S. 89, 93 (citing Bell Atlantic Corp. v. Twombly, 550 U.S. 544, 555 (2007)).

All allegations of material fact are taken as true. Id. at 94. However, a plaintiff's obligation to provide the grounds of his entitlement to relief "requires more than labels and conclusions, and a formulaic recitation of the elements of a cause of action will not do." Twombly, 550 U.S. at 555 (citations and quotations omitted). Rather, the allegations in the complaint "must be enough to raise a right to relief above the speculative level." Id. A motion to dismiss should be granted if the complaint does not proffer enough facts to state a claim for relief that is plausible on its face. See id. at 558-59. "[W]here the well-pleaded facts do not permit the court to infer more than the mere possibility of misconduct, the complaint has alleged-but it has not 'show[n]'-'that the pleader is entitled to relief.'" Ashcroft v. Iqbal, 556 U.S. __, 129 S.Ct. 1937, 1950 (2009).

The court finds that defendants' motion must be granted because the FAC fails to allege facts sufficient to show a "predicate" violation of either ICA § 36(a) or SEC Rule

38a-1. ICA § 36(a) authorizes the SEC to bring a civil action alleging that a person acting as an officer, director, member of an advisory board, investment advisor, or depositor, or (with certain limitations) as a principal underwriter, has engaged or is about to engage "in any act or practice constituting a breach of fiduciary duty involving personal misconduct in respect of any registered investment company for which such person so serves or acts." 15 U.S.C. § 80a-35.

ICA § 36(a) does not provide either an express or an implied private right of action, and does not, as plaintiff claims, either "create" a federal fiduciary duty or "regulate" the "improper use of Trust assets." Nor does it provide a right of action for a claim for breach of fiduciary duty or improper use of Trust assets. Rather, it simply authorizes the SEC to file a civil action against certain "persons" for breach of fiduciary duty. Given that reading of § 36(a), which appears clear to the court, it is difficult to see how defendants could be said to have violated the statute. In any event, the FAC alleges no facts establishing any such violation.

Similarly, as the court previously ruled in the June 8, 2010 order, Rule 38a-1 does not provide either an express or implied private right of action. Rule 38a-1 simply requires that every registered investment company adopt and implement written policies and procedures designed to prevent violations of the federal securities laws, including policies and procedures that provide for oversight of compliance by each investment advisor, principal underwriter, administrator, and transfer agent of the fund; that it obtain the approval of the board's board of directors of the adequacy of those policies and procedures; that it annually review the adequacy of those policies and procedures; and that it designate an individual responsible for administering the policies and procedures, who will issue an annual written report on the operation of the policies and procedures and on any "material compliance matter" that arises in the interim. See 17 C.F.R. § 270.38a-1.

Here, plaintiff has not plead facts sufficient to show any violation of Rule 38a-1. Rule 38a-1 does not impose on funds a duty to assure that broker-dealers comply with registration requirements, but rather simply requires funds to adopt and implement compliance programs that are reasonably designed to prevent violation of the federal securities laws. As was true with the original complaint, plaintiff has failed to allege facts showing that the fund or funds at issue failed to adopt and implement compliance programs that are reasonably designed to prevent violations of federal securities laws by the fund(s).

In accordance with the foregoing, the court finds that defendants' motion to dismiss the first cause of action under ICA § 47(b) claim must be GRANTED. In view of plaintiff's failure to cure the deficiencies of this claim through amendment, the dismissal is without leave to amend. Further, as there is no federal claim remaining in the case, the court declines to exercise supplemental jurisdiction over the remaining state law claims, pursuant to 28 U.S.C. § 1367(c)(3). The second, third, and fourth causes of action are therefore DISMISSED, without prejudice to refiling in state court.

The date for the hearing on the motion, previously set for October 27, 2010, is hereby VACATED.

IT IS SO ORDERED.

Dated: October 22, 2010

PHYLLIS J. HAMILTON
United States District Judge

UNITED STATES DISTRICT COURT

NORTHERN DISTRICT OF CALIFORNIA

BRADLEY C. SMITH,

Plaintiff,

v.

FRANKLIN/TEMPLETON DISTRIBUTORS, INC., et al.,

Defendants.

_______________________________/

No. C 09-4775 PJH

JUDGMENT

This matter having been fully considered, and the court having granted defendants' motion to dismiss the first amended complaint, and having dismissed the first cause of action with prejudice, and having dismissed the second, third, and fourth causes of action without prejudice,

It is Ordered and Adjudged

that plaintiff Bradley C. Smith take nothing, and that the action be dismissed.

Dated: October 22, 2010

PHYLLIS J. HAMILTON
United States District Judge